Two Roads Shared Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

April 30, 2025

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Two Roads Shared Trust (CIK No. 0001552947, File Nos. 333-182417; 811-22718) Request for Withdrawal of Post-Effective Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Two Roads Shared Trust (the “Trust”) has determined that Post-Effective Amendment No. 411 to the Registration Statement under the Securities Act of 1933 on Form N-1A filed pursuant to Rule 485(b) on its behalf on April 25, 2025 (accession number SEC Accession No. 0001580642-25-002554) (the “Amendment”) with respect to the Holbrook Total Return Fund, a new series of the Trust (the “Fund”), was inadvertently filed by the financial printer under the series and class identifiers for a different series of the Trust, and that it is in the best interests of the Trust and the public that the filing be withdrawn. No shares have been sold pursuant to the Amendment. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn. A corrected filing under the correct series and class identifiers applicable to the Fund will be made as soon as possible.

Please direct any questions concerning this letter to me at (631) 470-2649 or Stacy Louizos at Blank Rome LLP, counsel to the Trust, at (212) 885-5147.

Very truly yours,

/s/ Timothy Burdick

Timothy Burdick, Esq.

Vice President and Secretary

Two Roads Shared Trust

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